FORM PX14A6G

AmSurg Corp.

Filed:  May 9, 2013

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

1.       Name of Registrant:

Amsurg Corp.

2.       Name of person(s) relying on exemption:

a.                   Calvert VP Russell 2000 Small Cap Portfolio, acting through Calvert Investment Management, Inc.

3.       Address of person(s) relying on Exemption:

a.                  4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

4.       Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2013 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to AmSurg Corp. Opposition Statement to Shareholder Proposal Relating to Sustainability Reporting

Proposal 5. Shareholder Proposal

This proposal has been filed by Calvert Investment Management, Inc.  We believe the company should join the growing number of corporate reporters that demonstrate and report on the management of environmental, social and governance issues to their investors. Shareholders have not been fully informed about the company’s most material sustainability risks and its plans to address each risk.  When requesting sustainability reporting, Calvert Investment Management asks companies to measure, evaluate and disclose the environmental social and governance elements material to long-term business success.

AmSurg opposition statement and primary arguments against this proposal are that:

1.      The company believes that since it is already in compliance with applicable environmental, health and safety regulations and has a strong corporate culture of “doing the right thing”, separate reporting on regulations is not an efficient or prudent use of corporate resources as it would require significant time and expense to produce but add little benefit to shareholders.

2.      The company believes that the GRI Guidelines are primarily relevant to much larger corporations, especially those with operations in developing companies.

3.      Although the company believes that ESG related matters are a worthwhile area of focus, it does not believe it is useful to comprehensively gather data and publish an ESG report.

Our Rebuttal and Rationale for a For vote follows:

AmSurg Corp. does not adequately disclose its sustainability-related risks, opportunities, policies and practices. Beyond limited worker and patient care disclosure relating to the quality of care and basic compliance disclosure focused on environmental health and safety policies within the company’s code of conduct and on the website, there is no additional information indicating the company’s management of its sustainability risks and opportunities.  As a healthcare facilities company, AmSurg faces worker and patient health and safety issues as well as environmental issues.  The process of reporting helps companies better understand their sustainability risks and opportunities and enables them to then take steps to address and/or rectify areas of weakness or further improve areas of strength.

1.      A sustainability report is about understanding risks to the business, not merely reporting out on regulations.

Corporate responsibility and sustainability are much broader than reporting on compliance with regulations. Addressing corporate responsibility is about understanding the areas in which the business is exposed to risks or has opportunities related to sustainability factors, and taking action to address those risks and opportunities. Calvert believes further disclosure is necessary in order for the Company’s investors and other stakeholders to understand the policies, programs and performance indicators that guide the company’s management of sustainability matters, which may affect the company’s financial performance.

AmSurg does not presently disclose details on its efforts to reduce waste or environmental risks, other than noting it follows applicable environmental laws and regulations, and properly handles and disposes of waste. However, further details are not given, so it is unclear how the company is addressing such risks.  Medical and environmental waste can pose business risks if not addressed or disposed of properly, leading to compliance issues or fines as well as health hazards to the local community. For example, the EPA estimates that many hospitals are currently unaware of their responsibility to report and handle the disposal of hazardous waste under the Resource Conservation and Recovery Act. I

It is important to disclose the steps the company is taking to handle its environmental issues such as waste and energy use, and address natural disasters and protect patients, along with key performance indicators. Such issues can be material and affect the bottom line and the success of a hospital. The company may wish to explore joining Practice Greenhealth, which offers member community health centers, including ambulatory health centers, toolkits on how to lower costs, reduce waste, increase worker and patient safety and reach sustainability goals. Focus on such areas can encompass energy generation, climate change, and waste disposal, supply expense and use issues as well as chemical exposures.  Using sustainability as a management strategy can help the company reduce overall costs.

The quality of patient safety and care can affect not only the company’s reputation but also work quality and safety of workers. While we appreciate the company’s commitment to providing quality healthcare and ensuring patient safety and satisfaction, additional public disclosure on the systems it has in place to address these issues as well as its safety record would be helpful.  It is also important for the company to disclose the steps it is taking to (i) protect workers from overwork and burnout, (ii) improve worker safety, customer satisfaction, and staff training, (iii) develop a culture of people who are willing to speak up to make improvements both for other workers and patients, and (iv) address overall health and wellness issues as these issues affect not only worker satisfaction and productivity but also patient care. Investors want to know that companies are managing all significant risks that may affect an investment and that they have the systems in place to address these risks effectively should a problem arise.

2.      GRI is widely used as the basis for many company sustainability reports.

Over 6,000 companies worldwide now use the Global Reporting (GRI) framework to report on sustainability. II The GRI’s new G4 Guidelines were designed to be applicable to all organizations of all sizes and easier to use for both new and experienced reporters.  The emphasis is on reporting only material information that is critical to the business and stakeholders, allowing companies to concentrate on their most important sustainability impacts. So while the supporting explanations and guides are comprehensive in order to support all kinds of businesses, companies need only use the relevant indicators to inform their report.  For many companies, the supply chain will be critical to their business.  GRI also produces specific information to aid new reporters.

Although there are more large reporters, small and medium companies have also found the guidance invaluable.  GRI has developed specific guidance to help small and medium size businesses through the process, although based on GRI’s interpretation, AmSurg would likely fall under their large company definition. However, many such companies have found “the value of the reporting process was much greater than they had anticipated at the beginning of the process. They found that sustainability reporting helped them to identify their most significant issues to focus on and from there improve productivity and make cost savings.  In addition, their competitiveness often improved after gaining access to new markets and new clients.” III

Although the GRI guidelines are designed to be applicable to all businesses everywhere, many indicators are relevant to healthcare facilities, particularly oversight and monitoring of patient health and safety measures, worker safety, patient privacy violations, as well as waste and other environmental policies, programs and performance. As healthcare companies increase disclosure around these key issues, those that are better able to address and overcome the risks, with stronger safety and positive patient outcomes, will be better positioned to develop more favorable reputations and be viewed as leaders.  Basing a sustainability report on GRI, gives a company the latitude to define the most important environmental, social and governance issues, and then focus on those with the greatest return on investment.

According to the KPMG International Survey of Corporate Responsibility Reporting 2013, sustainability is clearly mainstream with almost 75% of the 4,100 companies surveyed, producing corporate responsibility reports, and with 78% of those referring to GRI guidelines.  Today, 93% of the world’s largest 250 companies issue such a report, with 82% referencing GRI guidelines.  The study also confirmed GRI guidelines as the global standard for reporting today.IV  Thus, non-reporters are now well in the minority of the Fortune 500. Increasingly, a growing number of corporate managers and boards of directors now recognize the benefits that flow from disclosures relating to strategies and performance of ESG factors.

3.      Sustainability reporting is worth the Company’s time and offers value to investors.

Sustainability reporting is an important element of business success. Sustainability reporting and good ESG performance can create value for companies.

Public sustainability reporting demonstrates to investors that the company is adequately managing its environmental and social risks and opportunities. Strong management of sustainability issues can help companies reduce costs, lower the risk of adverse events, and strengthen relationships with important stakeholders.

A sustainability report can inform investors, customers, employees and the public, in a comprehensive way, about the significant environmental and social risks (and opportunities) faced by AmSurg and how the company is managing these risks. A report generally includes company provided data on certain performance metrics and will often assess progress made towards achieving goals or targets and any new or updated information.

A sustainability report provides key information for data aggregators of environmental, social, governance (ESG) and financial information, such as Bloomberg, MSCI and providers of indices such as the Dow Jones Sustainability Index. As more and more information on corporate sustainability programs and performance is available in the marketplace, AmSurg’s lack of reporting on these issues may raise questions. There is growing evidence of the benefits of sustainability reporting and strong management of ESG issues. For example, a Goldman Sachs study found that companies that are considered leaders in ESG policies outperformed their peers in terms of their stock value by some 25 percent between 2005 and 2007. V  Seventy-six percent of executives polled by McKinsey & Company “say sustainability contributes positively to shareholder value in the long term, and 50 percent see short-term value creation.” VI Lastly, sustainability reporting can lead to a number of substantial benefits, including increased competitiveness, operational efficiency, reputational value, and risk management – both regulatory and legal. In the spirit of the old adage, “what gets measured gets managed, ” the process of producing a good report helps companies to establish data gathering systems that help the company control costs and reduce risk.

Most recently, the European Parliament passed a law in April requiring publicly traded companies with more than 500 employees to report on sustainability, including their social, environmental, and human rights impacts, diversity and anti-corruption policies, which will take effect in 2017.  Those companies are being encouraged to report in accordance with globally accepted reporting standards such as GRI.VII  While U.S. companies do not at present face such a requirement, it is not a stretch to anticipate that similiar regulations may be implemented here at some point in the future. At any rate, interest in sustainability reporting continues to grow, and AmSurg has the opportunity to demonstrate leadership in the industry by taking such a step and helping investors and other stakeholders better understand all of its risks and opportunities.

We continue to believe it is in the best interests of shareholders for the company to increase its environmental, social and governance disclosure through the creation of a sustainability report.

Shareholders are urged to vote FOR Proposal 5 following the instruction provided on the company’s proxy mailing.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM) OR ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND).  PLEASE DO NOT SEND YOUR PROXY TO CIM OR ANY CALVERT FUND.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM AND/OR CERTAIN CALVERT FUNDS.

For questions regarding AmSurg Corp. Proposal 5—Shareholder Proposal Relating to Sustainability Reporting, please contact Reed Montague, Calvert Investment Management, Inc., 301.951.4815, reed.montague@calvert.com

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I “EPA Inaction in Identifying Hazardous Waste Pharmaceuticals May Result in Unsafe Disposal”. U.S. Environmental Protection Agency, 2012, www.epa.gov/oig/reports/2012/20120525-12-P-0508.pdf

II  Global Reporting Initiative database website, http://database.globalreporting.org/, May 7, 2014

III  Global Reporting Initiative Publication, Ready to Report? Introducing sustainability reporting for SMEs?, 2014 https://www.globalreporting.org/resourcelibrary/Ready-to-Report-SME-booklet-online.pdf

IVGRI Press Release, December 9, 2013  https://www.globalreporting.org/information/news-and-press-center/Pages/GRI-is-the-global-standard-as-sustainability-reporting-goes-mainstream-says-KPMG-survey.aspx

V “GS Sustain Focus List.” Goldman Sachs. 2007, http://www.unglobalcompact.org/docs/summit2007/gs_esg_embargoed_until030707pdf.pdf

VI “How Companies Manage Sustainability: McKinsey Global Survey Results.” McKinsey Quarterly. March 2010,  http://www.mckinseyquarterly.com/How_companies_manage_sustainability_McKinsey_Global_Survey_results__2558

VIIEU Public Companies Required by Law to Report on Sustainability, April 18, 2014 https://www.resonateworks.com/eu-public-companies-required-by-law-to-report-on-sustainability/